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                          April 11, 2024

       Wajid Ali
       Chief Financial Officer
       Lumentum Holdings Inc.
       1001 Ridder Park Drive
       San Jose, CA 95131

                                                        Re: Lumentum Holdings
Inc.
                                                            Form 10-K for
Fiscal Year Ended July 1, 2023
                                                            Response dated
March 15, 2024
                                                            File No. 1-36861

       Dear Wajid Ali:

              We have reviewed your March 15, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1,
       2024 letter.

       Form 8-K filed August 17, 2023

       Exhibit 99.1

   1. We have read your response to prior comment 9 in our letter dated March 1, 2024 and note the following:
                                                            The non-GAAP
adjustments for incremental cost of sales related to components previously acquired
from various brokers to satisfy customer demand are
                                                            inventory costs you
incurred to retain key customers who will continue to impact operating results.
                                                            The non-GAAP
adjustments for excess and obsolete inventory charges relate to trade restrictions and
revenue from customers outside the United States represented between 86% and 92%
of total revenue during the periods presented and this aspect of your business is
discussed and addressed under risk factors.
                                                            The non-GAAP
adjustments for abnormal excess capacity are in addition to
 Wajid Ali
Lumentum Holdings Inc.
April 11, 2024
Page 2
              restructuring costs and, based on your disclosure, reflect excess costs over a
              "historical normalized run rate".
         Based on the nature of your business, customers, and the information you have provided, it continues to appear to us that these non-GAAP adjustments represent normal operating costs necessary to operate your business. Please revise future filings to not exclude these expenses from any non-GAAP performance measures in current, future or prior periods since they do not appear to comply with Question 100.01 of the Division of Corporation
         Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2. In regard to your other non-GAAP adjustments, please more fully address the following:
             For the non-GAAP adjustments for legal fees related to certain non-ordinary course litigation matters, tell us the amounts related to each legal matter you identified in your response letter during the last two fiscal years and current interim period.
             For the non-GAAP adjustments for integration related costs, describe to us, in greater detail, the specific nature of the costs being excluded during the last two fiscal years and current interim period and explain how you determined their exclusion from non-
              GAAP performance measures is appropriate. Specifically address the difference between these costs and the restructuring costs that you also exclude.


       Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWajid Ali                                    Sincerely,
Comapany NameLumentum Holdings Inc.
                                                               Division of
Corporation Finance
April 11, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName